FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 28, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☒       Form 40-F      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐  No      ☒

Wimm-Bill-Dann Foods OJSC modernizes Depsona CJSC plant and installs high capacity PET juice bottling line, the first of its kind in Russia

Press-release

Moscow, Russia – November 28, 2003 – Wimm-Bill-Dann Foods OJSC (NYSE: WBD) today announced the completion of the modernization and installation of a new production line for the bottling of juices in plastic aseptic PET bottles. The new PET line was installed at Depsona CSJC in Tula, a plant for juice and juice concentrate production. Capital investments in the above project will exceed US$21.2 million.

A new production site was constructed and engineering and communication capabilities were expanded at Depsona. High capacity pre-fabricated PET-bottling equipment for juice and juice based drinks was also installed. This equipment is based on aseptic cold filling technology.

The producion line comprises six main sections: preform blow moulding, natural concentrated juice feed and storage, product preparation, preparation of aseptic environments, filling and sealing, packaging and palletizing. The equipment was designed, supplied and guaranteed by a single supplier – Siprotech company (Sipa + Procomac), Italy. All key machines on the production line are connected on-line through the Internet with the Support Center.

The capacity of the bottle blow moulding and filling line is 20 thousand bottles per hour or 333 bottles per minute. Every two minutes the line produces a pallet of finished products packed in stretch film. The technological characteristics of the equipment and packaging will make it possible to fill bottles with preservative-free 100% natural juice with a shelf life of 4–11 months. The line allows setting up for a new product without extensive downtime. A continuous bottling cycle can run for up to 120 hours.

Using this equipment, the company will produce juices, nectars and new products under the J-7 trademark in 0.425L,  0.947L and 1.325L formats.

Dmitry Kolokatov, Head of WBD -Juice Division, emphasized the significance of the new equipment launch: “In particular, I would note the new freedom and flexibility that the PET bottle brings to the company. The first-ever launch of this state-of-the-art technology in Russia represents a new stage in the development of our business. With the launch of our leading J-7 brand in PET packaging, we are creating a new consumer product category and, accordingly, a new market and additional sales opportunities.”

The bulk of investment was made in 2003 as part of the general equipment upgrade program aimed at the company’s existing and recently acquired production facilities. The key objectives of the program are to meet consumer demand, increase operating efficiency through applying advanced manufacturing technologies, and boosting productivity, while adhering to international quality standards.

- Ends -

For further information contact:

Kira Kiryuhina
Wimm-Bill-Dann Foods OJSC

Yauzsky Boulevard, 16, Moscow

tel.: 733 9726/9727

fax: 7339725

www.wbd.com
e-mail: kira@wbd.ru

Marina Kagan

Shared Value Ltd

Phone: +44 20 7321 5019

Fax: +44 20 7321 5020

e-mail: mkagan@sharedvalue.net

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

SIPA SPA

SIPA is known globally as a major supplier of machines and systems for PET container production, offering both one-step and two-step technology. A member of the Zoppas Industries group of companies, SIPA was founded in 1980 as an engineering company and successfully diversified into the PET packaging sector in 1986. More than 1,200 machines, both 1-step and 2-step systems, have been installed since around the globe. SIPA is the largest supplier of integrated systems in the world and is the third largest supplier of equipment (one and two-step) to the PET industry (machines and molds).

SIPA’s headquarters are in Italy. Branch offices are located in the United States, Poland, Romania, Brazil, Russia, Ukraine, Belarus, Turkey, China, Japan and Thailand. In addition, after-sales service and supply of spare parts are conducted by 18 local offices located around the world.

SIPA provides support at each stage of the business relationship, from the design of the container to management of the production system, including training programs for operators and engineers. The procedures established by the company at all levels have earned the company ISO 9001 certification.

PROCOMAC INDUSTRIES: 360 DEGREES TECHNOLOGY

Procomac Spa, based in Sala Baganza, Parma, Italy, has been working in the beverage sector since 1979. Procomac is present in over 70 countries with a network of representative offices and supplies complete filling lines for mineral water, soft drinks, wine, fruit juices and isotonics for leading worldwide bottlers.

Procomac’s production has been certified ISO 9001 since 1994, and its environmental policies allowed it become one of the first companies in the bottling sector to earn 14001 environmental certification.

Procomac is a leader in the aseptic filling sector and has supplied over the 25% of the aseptic lines installed worldwide.

Wimm-Bill-Dann Foods OJSC

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 24 manufacturing facilities in 20 locations in Russia and the Commonwealth of Independent States (CIS), as well as affiliates in 26 cities in Russia and the CIS. The company also distributes its products in Canada, Germany, Israel, the Netherlands, the UK and the United States through both its own distribution network and independent distributors.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 170 types of juice, nectars and still drinks. The company currently employs over 18,000 people.

Wimm-Bill-Dann was rated first best out of 45 firms in terms of transparency in the S&P survey of leading Russian companies, and was rated third best in the latest Brunswick UBS Warburg survey of corporate governance in Russia.

Wimm-Bill-Dann was awarded best European Equity Deal of 2002 by Euroweek and Institutional Investor magazines.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: November 28, 2003